Page 1 of 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of January 2025 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Page 2 of 3 28 January 2025 Santander UK plc and Santander UK Group Holdings plc (the “Companies”) – Chair succession Santander UK today announces that William Vereker, Board Chair, has indicated his intention to step down from the Santander UK plc and Santander UK Group Holdings plc Boards (the “Boards”) during the course of 2025, once a thorough appointment process and orderly handover have been completed. William joined the Boards in October 2020 and was appointed as Chair with effect from 1 November 2020. Since then, he has played a critical role in overseeing an extensive period of business transformation, as well as leading a significant evolution of the Board, including the recruitment of a new CEO and refreshing all the Independent Non-executive Directors. Ana Botin, Banco Santander S.A. Group Executive Chair said: “The Group Board is very grateful for the invaluable role William has played in steering the UK bank through some of the most challenging circumstances in recent times. Under his stewardship, Santander UK has navigated Covid and a difficult economic environment to provide the support its customers, clients and people needed. He has overseen the essential transformation of the business that will make the UK a core part of the Group’s success in the years to come. We wish him well for the future.” William Vereker said: “Santander UK has undergone a significant transformation since 2020 and it has been an honour to Chair its Boards during that time. I am immensely proud of the progress the business has made and of the team who have delivered it, as well as how we have delivered for customers. I am excited about how the business will continue to develop under the leadership of my successor. With the transformation well under way and having a strong CEO and a refreshed Board in place, now is the right time for me to step down” The Santander UK Board Nomination and Governance Committee is undertaking a thorough Chair appointment process and the new Chair will be announced in due course. - Ends - Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2024, the bank had around 19,600 employees and serves around 14 million active customers, including 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising €220 billion in green financing between 2019 and 2030. In the first quarter of 2024, Banco Santander had €1.3 trillion in total funds, 166 million customers, 8,400 branches and 211,000 employees.

Page 3 of 3 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / John Mills Name: John Mills Title: Company Secretary Dated: January 29, 2025